CONSENT OF QUALIFIED PERSON

Conrad E. Huss, P.E.
M3 Engineering & Technology Corporation
2051 W. Sunset Road, Ste. 101
Tucson, Arizona. 85704
Telephone: 520-293-1488

I, Conrad E. Huss, P.E., consent to the public filing of the Technical Report titled "Escobal Guatemala Project NI 43-101 Preliminary Economic Assessment" and dated May 7, 2012 (the "Technical Report") by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the May 7, 2012 News Release of Tahoe Resources Inc.

I certify that I have read the May 7, 2012 News Release being filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 7 May 2012.

Signature of Qualified Person

Conrad E. Huss
Print name of Qualified Person